ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 25, 2020
Ms. Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Distillate International Fundamental Stability & Value ETF (the “Fund”)
File Nos. 333-179562 and 811-22668
Dear Ms. O’Neal:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 645 to the Trust’s Registration Statement on Form N-1A filed September 18, 2020 (SEC Accession No. 0000894189-20-007778) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.    Please provide a completed fee table and expense example for the Fund.
Response:    The Fund’s completed fee table and expense example are shown below:
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.55%
1 Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$56	$176

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 2.    Please confirm that the Fund has adopted policies and procedures to address conflicts of interest that may arise from self-indexing.
Response:    The Trust confirms that the Adviser has adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act of 1940 and policies with respect to the use of material non-public information. The Trust further notes that the Fund will utilize an unaffiliated third-party calculation agent and unaffiliated third-party sub-adviser to further mitigate conflicts presented by self-indexing.
Comment 3.    If the Fund is a party to an index licensing or sub-licensing agreement, please file a copy of each such agreement as an exhibit to the registration statement.
Response:     The Trust notes that the Index is provided for use by the Fund by the Adviser. Because the Fund is not a party to any licensing or sub-licensing agreement with the Adviser, the Trust does not have an applicable agreement to file as an exhibit to its registration statement.
Comment 4.    Please provide a copy of the white paper or methodology regarding how the Index is constructed and calculated.
Response:    The requested information was sent to the Staff by email on November 25, 2020.
Comment 5.    In the fourth paragraph of the “Principal Investment Strategy – Distillate International Fundamental Stability & Value Index” section, please clarify if the Fund will invest in U.S. securities. Please also clarify the weight restriction by region.
Response:    The above-referenced paragraph has been revised to read as follows:
The Index consists of companies in the following geographic regions: the Americas (North America ex-United States & South America), Europe, the Middle East & Africa, Japan, China/Hong Kong, and Asia & Australia ex-Japan/China/Hong Kong. The Index does not include U.S. companies. At the time of each reconstitution of the Index, the Index limits the weighting of each foregoing region to a maximum of 150% of the weight of the total market capitalization of large- and mid-capitalization stocks in such region relative to the total global ex-U.S. market capitalization of large- and mid-capitalization stocks.
Comment 6.    The Amendment notes that the Index is reconstituted the 10th business day of each January, April, July and October. Please confirm that the Fund will rebalance on the same schedule.
Response:    The Trust so confirms.
Comment 7.    With respect to the Principal Risks, please add Concentration Risk if applicable.
Response:    The Index is not expected to be concentrated in any industry or group of industries, and therefore, the Trust respectfully declines to add a “Concentration Risk” disclosure.

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 8.    Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 9.    The last sentence of the risk disclosure “ETF Risks — Shares May Trade at Prices Other Than NAV” states: Because securities held by the Fund may trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, the Fund is likely to experience premiums and discounts greater than those of domestic ETFs. Please confirm if this would affect intraday indicative value, and if yes, please disclose and elaborate on this risk.
Response:    The aforementioned sentence has been replaced with the following:
Because securities held by the Fund may trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, there are likely to be deviations between the current price of a security and the security’s last quoted price from the closed foreign market. This may result in premiums and discounts that are greater than those experienced by domestic ETFs.
The Trust further notes that the Fund is not required to have an intraday indicative value published, and consequently, no disclosure with respect to the impact of foreign holdings on such intraday calculations has been added.

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 10.    Please revise the risk disclosures to include:
a) the potential for errors in index data, index computation, or index constitution if data on non-U.S. companies is outdated or unreliable;
b) the potential significance of the errors on the Fund’s performance; and
c) the risks associated with the rights and remedies available to investors in foreign jurisdictions.
Response:    The Index Provider and Foreign Securities risks have been updated to include the underlined, bold disclosure, as follows:
Index Provider Risk. There is no assurance that the Index Provider, or any agents that act on its behalf, will compile the Index accurately, or that the Index will be determined, maintained, constructed, reconstituted, rebalanced, composed, calculated or disseminated accurately. The Index Provider relies on an independent calculation agent to calculate and disseminate the Index accurately. Any losses or costs associated with errors made by the Index Provider or its agents generally will be borne by the Fund and its shareholders. Because the Index includes international securities, the Index Provider may have limited information or may be more prone to mistakes based on the data available and such mistakes may have a greater impact on the Fund’s performance, which may increase the risks to the Fund.
Foreign Securities Risk. Investments in non-U.S. securities involve certain risks that may not be present with investments in U.S. securities. For example, investments in non-U.S. securities may be subject to risk of loss due to foreign currency fluctuations or to political or economic instability. Investments in non-U.S. securities also may be subject to withholding or other taxes and may be subject to additional trading, settlement, custodial, and operational risks. These and other factors can make investments in the Fund more volatile and potentially less liquid than other types of investments. Companies in many foreign markets are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in the U.S., and as a result, information about the securities in which the Fund invests may be less reliable or complete. Foreign markets often have less reliable securities valuations and greater risk associated with the custody of securities than the U.S. There may be significant obstacles to obtaining information necessary for investigations into or litigation against companies and shareholders may have limited legal remedies.

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 11.    Please advise whether the Fund, the Adviser, or the Index calculation agent will utilize back-tested performance.
Response:    The Adviser has confirmed to the Trust that it does not expect that the Fund, the Adviser, or the Index calculation agent will utilize back-tested performance in marketing materials for the Fund or on the website of the Fund, the Index, or the index calculation agent.
Comment 12.     Please specify the period of the Semi-Annual or Annual Report that will include the basis for the Board’s approval of the Fund’s Investment Advisory or Sub-Advisory Agreement.
Response:     The requested change has been made.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary